UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

End 2014 and in January 2015, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.8 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 21, 2014: European CHMP Adopts Positive Opinion for Genzyme’s Cerdelga® (eliglustat) Capsules

Exhibit 99.2	Press release dated December 02, 2014: Sanofi Receives FDA Approval of Priftin® (rifapentine) Tablets for the Treatment of Latent Tuberculosis Infection

Exhibit 99.3	Press release dated January 09, 2015: Sanofi and Regeneron Announce Positive Topline Results from First Phase 3 Trials Evaluating Monthly Dosing of Alirocumab in Patients with Hypercholesterolemia

Exhibit 99.4	Press release dated January 12, 2015: Sanofi, Regeneron: Praluent (alirocumab) Marketing Authorization Application Accepted for Review by EMA

Exhibit 99.5	Press release dated January 15, 2015: Sanofi Enters Strategic Manufacturing Collaboration with Boehringer Ingelheim To Produce Biologics

Exhibit 99.6	Press release dated January 19, 2015: Merial receives European approval for chewable NexGard® Spectra™

Exhibit 99.7	Press release dated January 22, 2015: European Commission Grants Marketing Authorization for Cerdelga® (eliglustat), Genzyme’s Oral Therapy for Gaucher Disease Type 1

Exhibit 99.8	Press release dated January 26, 2015: Sanofi and Regeneron Announce Praluent™ (alirocumab) Biologics License Application has Been Accepted for Priority Review by US FDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2015	SANOFI

	By		/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 21, 2014: European CHMP Adopts Positive Opinion for Genzyme’s Cerdelga® (eliglustat) Capsules

Exhibit 99.2	Press release dated December 02, 2014: Sanofi Receives FDA Approval of Priftin® (rifapentine) Tablets for the Treatment of Latent Tuberculosis Infection

Exhibit 99.3	Press release dated January 09, 2015: Sanofi and Regeneron Announce Positive Topline Results from First Phase 3 Trials Evaluating Monthly Dosing of Alirocumab in Patients with Hypercholesterolemia

Exhibit 99.4	Press release dated January 12, 2015: Sanofi, Regeneron: Praluent (alirocumab) Marketing Authorization Application Accepted for Review by EMA

Exhibit 99.5	Press release dated January 15, 2015: Sanofi Enters Strategic Manufacturing Collaboration with Boehringer Ingelheim To Produce Biologics

Exhibit 99.6	Press release dated January 19, 2015: Merial receives European approval for chewable NexGard® Spectra™

Exhibit 99.7	Press release dated January 22, 2015: European Commission Grants Marketing Authorization for Cerdelga® (eliglustat), Genzyme’s Oral Therapy for Gaucher Disease Type 1

Exhibit 99.8	Press release dated January 26, 2015: Sanofi and Regeneron Announce Praluent™ (alirocumab) Biologics License Application has Been Accepted for Priority Review by US FDA